Exhibit 23.5

Scalar, LLC (“Scalar”), hereby consents to (i) the filing of our fairness opinion dated July 20, 2025 (the “Opinion”) to the TLGY Board as Annex M to the proxy statement/prospectus contained in this Registration Statement on Form S-4, (ii) the references therein to Scalar and (iii) the inclusion therein of (a) the summaries of and excerpts from the Opinion, (b) the description of certain financial analyses underlying the Opinion and (c) certain terms of our engagement by the TLGY Board. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

/s/ Scalar, LLC

Scalar, LLC

September 25, 2025